

February 2, 2024

Danny Prosky
President and Chief Executive Officer
American Healthcare REIT, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

   Re: American Healthcare REIT, Inc.
     Amendment No. 4 to Registration Statement on Form S-11
     Response dated February 1, 2024
     File No. 333-267464

Dear Danny Prosky:

  We have reviewed your supplemental response and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

Amendment No. 4 to Form S-11 Filed January 29, 2024

Distribution Policy, page 87

1. We have reviewed your response to comment 4, and note that you have used a higher interest rate than was actually experienced in the trailing 12 month period to calculate the impact of the proposed paydown of your credit lines on your forward 12 month interest expense. Calculating the reduction in interest expense due to the increase in interest rates in this manner, rather than applying the current interest rate to the debt that remains for the forward 12 month period, has the impact of overstating the forward 12 month interest expense savings, and means that the effective interest rate on the remaining debt for the forward 12 month period must be something less than what was actually incurred in the trailing 12 month period, while you have stated that the assumed interest rate for the forward 12 month period should actually be higher than the trailing 12 month rate. Stated another way, an increase in interest rates should have the impact of increasing the interest expense on the remaining debt when compared to the interest expense on that portion of

the debt in the prior period, and the $3.9M portion of the adjustment due to the increase in interest rates noted in your response has the opposite impact. Please tell us how you have determined you have a reasonable basis for this adjustment or revise.

2. We reissue our prior comment 5. We note that your estimated initial annual distribution is substantially more than the estimated cash available for distribution for the 12 months ending September 30, 2024. Please revise and expand your disclosure in your footnotes or elsewhere to specify the expected source of funds for this shortfall. Please note that the source of funds for the shortfall may not be future offerings. Also, revise your risk factor disclosure to address this shortfall.

Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward F. Petrosky, Esq.